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                                                                       Exhibit 1




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                            [HAVAS LOGO APPEARS HERE]


                                                  Paris, July 30th, 2002, 7.30am

Press release



         HAVAS ANNOUNCES FIRST HALF 2002 REVENUE OF (euro)1.029 BILLION


                                Revenue down 3.4%
         Rebound objective in operating profitability confirmed for 2002


Havas (Euronext Paris SA: HAV.PA; Nasdaq: HAVS), the world's sixth largest communications group*, has announced revenue estimated at (euro)1.029 billion for the first half of 2002, compared to first half 2001 revenue of (euro)1.065 billion.

Revenue was down by 3.4%.
Adjusted to account for currency fluctuations, revenue was down by 2.5%.

Adjusted to account for currency fluctuations and acquisitions, organic growth was down by 5.4%.

Billings, at (euro)6.864 billion, increased in line with revenue.

These figures were achieved in a worldwide advertising market which remained difficult in the second quarter of 2002. No upturn in overall advertising-related spending has occurred year-to-date, and it is unlikely that there will be any between now and the end of the year. This means that we can expect the world market for 2002 to be down compared to 2001.

In this negative market, Havas confirms its objective to achieve a rebound in operating profitability in 2002. This rebound will be re-affirmed as of the first half 2002.

If we compare the first half of 2002 with the second half of 2001, which, given the characteristics of the two years, is the most appropriate period of reference, our objective was to improve our sequential profitability (EBITA margin) by more than 150 basis points, compared to the figure of 8.9% achieved in the second half of 2001 (before exceptional restructuring costs).

Havas currently believes that this goal should be achieved. The Group's results for the first half of 2002 will be approved on September 19th and announced on September 20th.

In terms of growth, Havas' objective in a negative market is to perform better than its competitors, which was the intention announced at the beginning of the year in the event of a market decline.

* Source: Advertising Age ranking, April 22nd 2002.




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The accounts for the first half of 2002 should also confirm the Group's effective control of its net debt, which, with the recent (euro)450 million convertible bonds issue (OCEANES) strengthening the short and medium term cash position, should enable the Group to cover all its financial requirements.

I. ANALYSIS OF ORGANIC GROWTH

                          Analysis by geographical zone



                                                     -------------------------------------------------------------
                                                       Revenue                       Organic Growth
                                ((euro)million)         H1-02                        HI-02 vs H1-01
------------------------------------------------------------------------------------------------------------------

Europe                                                   499                             - 2.4 %
------------------------------------------------------------------------------------------------------------------
North America                                            457                             - 9.7 %
------------------------------------------------------------------------------------------------------------------
South America                                             38                             + 3.4 %
------------------------------------------------------------------------------------------------------------------
Asia-Pacific                                              35                             + 5.4 %
------------------------------------------------------------------------------------------------------------------
TOTAL                                                   1,029                            - 5.4 %
------------------------------------------------------------------------------------------------------------------




                             Analysis by discipline

------------------------------------------------------------------------------------------------------------------
                                                       Revenue                       Organic Growth
                                ((euro)million)         H1-02                        H1-02 vs H1-01
------------------------------------------------------------------------------------------------------------------

Traditional advertising                                  373                             - 9.6 %
------------------------------------------------------------------------------------------------------------------
Marketing Services / Media                               656                             - 2.7 %
------------------------------------------------------------------------------------------------------------------
TOTAL                                                   1,029                            - 5.4 %
------------------------------------------------------------------------------------------------------------------




Organic growth in the second quarter was - 5.2 %, following organic growth of -5.5 % in the first quarter 2002.

                 Analysis of second quarter by geographical zone



                                                  ---------------------------------------------------------------------
                                                          Revenue                      Organic Growth
                                ((euro)million)             Q2-02                      Q2-02 vs Q2-01
-----------------------------------------------------------------------------------------------------------------------


Europe                                                      267                            - 0.2 %
-----------------------------------------------------------------------------------------------------------------------
North America                                               222                           - 11.3 %
-----------------------------------------------------------------------------------------------------------------------
South America                                                20                            - 4.5 %
-----------------------------------------------------------------------------------------------------------------------
Asia-Pacific                                                 19                            + 5.0 %
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                                       528                            - 5.2 %
-----------------------------------------------------------------------------------------------------------------------


                    Analysis of second quarter by discipline

-----------------------------------------------------------------------------------------------------------------------
                                                          Revenue                      Organic Growth
                                ((euro)million)             Q2-02                      Q2-02 vs Q2-01
-----------------------------------------------------------------------------------------------------------------------

Traditional advertising                                     190                           - 11.0 %
-----------------------------------------------------------------------------------------------------------------------
Marketing Services / Media                                  338                            - 1.6 %
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                                       528                            - 5.2 %
-----------------------------------------------------------------------------------------------------------------------



II. NEW BUSINESS

Havas won (euro)1.071 billion net new business in the first half of 2002, compared to (euro)1.070 billion in the first half of 2001.

This excellent performance reflects the dynamism of our integrated communication networks, as illustrated by Euro RSCG Worldwide winning the Reckitt Benckiser business. (Euro RSCG was ranked first in New Business for April by Ad Age Global and first by Campaign for the first half 2002). Marketing Services also continue to represent a significant proportion of net new business (66% in total), including the gain of Nestle Beverages' global business by Brann Worldwide, a member of Arnold Worldwide Partners.

The main new business wins during the second quarter 2002 were as follows:

Traditional advertising:  Reckitt Benckiser, Yahoo (global), Celebrity Cruises,
                          Lenature, Marshall Fields, US Tennis Association
                          (USA), Argos (GB),

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                          Austria Telekom (Austria), Statoil (Sweden), State
                          Bank of India (India), Banco Bilbao, Brahma (Latin America)

Marketing Services:       Nestle Beverages, Mattress Firm, Volvo, Panasonic,
                          Amgen, Bulk Consulting, Sara Lee, Wells Fargo,
                          Bank of America (USA), Nortel Telecom, Natwest Bank,
                          Royal Sun, Alliance, Royal Bank of Scotland,
                          Premier League, Sun Microsoft, Powderject (GB),
                          Vivarte (France)

Media: The Krystal Company (USA), Brahma, Banco Inbursa, 20th Century, Teimaiken (Latin America), Plus Superdescuento, Cacique, Retevision (Spain), Telegate (Germany).

Main business losses during the same period were as follows:

Traditional advertising:  Logitech (USA), Viag Interkom (Germany), Vodafone
                          (GB), Belgacom (Belgium), Dior Cosmetiques (France)

Marketing Services:       Walibi (France), United Distillers, Alliance &
                          Leicester, Allied Domecq, Sony (GB)

Media:                    Airtel (Spain), Industrias Vinicolas (Latin America)



III. OTHER INFORMATION

During the telephone conferences organized today Havas will give a detailed presentation including the information already provided in the French or US accounts, where applicable, on various important elements of its financial situation:

    o  Detailed calculation of organic growth for the first half 2002
    o  Earn-out and buy-out commitments
    o  Debt situation and its maturity
    o  Accounting of goodwill
    o  Stock options policy.

Commenting on these results, Alain de Pouzilhac, Chairman and CEO of Havas, stated:

" In a more negative market than forecast, rendered even more difficult by the lack of visibility, Havas has managed to remain focused on its key objectives: develop existing customers, win new brands (our new business at the end of June is good because it is level with the first half of 2001) and reduce costs.

We can therefore look to the future with confidence, and also confirm our target of a rebound in profitability for 2002.

Thanks to all the initiatives implemented, the progression of our profitability in the first half of 2002 compared to the second half of 2001 was significantly improved. This is very encouraging. We can now face the second half of 2002 confidently, with the same goal of improving our profitability.




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In addition, we have developed a very cautious policy for managing our investments, and will continue to do so, in order to keep our net debt well under control. We consider this to be important, given the context of the market."

Contacts:                                   Simon Gillham
                                            Tel: +33 (0) 1 41 34 39 73
                                            simon.gillham@havas.com

                                            Virginia Jeanson
                                            Tel: +33 (0) 1 41 34 42 27
                                            virginia.jeanson@havas.com

                                            Catherine Francois
                                            Tel: +33 (0) 1 41 34 31 22
                                            catherine.francois@havas.com


About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is the world's sixth largest communications group*. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in over 65 countries through its networks of agencies located in more than 45 countries and contractual affiliations with agencies in over 20 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 20,000 people.

Further information about Havas is available on the company's website: www.havas.com


*Advertising Age Annual Agency Report ranking, April 22, 2002


Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.